Exhibit 99.1

Spotify Upsizes Share Repurchase Program by $1.5 Billion

08/20/2026

NEW YORK--(BUSINESS WIRE)-- Spotify Technology S.A. (NYSE: SPOT) (the “Company”) today announced that its Board of Directors has approved an increase in its share repurchase program by an additional $1.5 billion. With $723 million remaining under the current repurchase program, the increase brings the total authorization under the share repurchase program to approximately $2.223 billion.

The repurchase program will run for as long as the shareholders’ authorization to the Board of Directors to repurchase ordinary shares remains in force (including by renewal). The timing and actual number of shares repurchased will depend on a variety of factors, including the renewal of repurchase authorization by shareholders, price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company’s capital allocation strategy.

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements.

The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Forward-Looking Statements

Certain of the above statements represent “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The words “will,” “may,” and similar words are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, those relating to the duration of the share repurchase program. Such forward-looking statements involve significant risks, uncertainties, and assumptions that could cause actual results to differ materially from our present expectations or projections, including general business and market conditions and the price of our ordinary shares; our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks relating to our use of artificial intelligence; and other risks as set forth in our filings with the United States Securities and Exchange Commission. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date hereof.

About Spotify Technology S.A.

Spotify’s platform revolutionized music listening forever when we launched in 2008. Today, more listeners than ever can discover, manage and enjoy over 100 million tracks, 7 million podcast titles, and 700,000 audiobooks in select markets on Spotify. We are the world’s most popular audio streaming subscription service with 777 million users, including 300 million subscribers across 184 markets.

Investor Relations:
Bryan Goldberg
ir@spotify.com

investors@spotify.com

Public Relations:
Dustee Jenkins
press@spotify.com